 February 19, 2008

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

             Re:    SpectRx, Inc.
                      Registration Statement on Form SB-2
                      File No. 333-149047

Ladies/Gentlemen:

            Pursuant to Rule 477 of the Securities Act of 1933, as amended, SpectRx, Inc. (the "Company") hereby requests withdrawal of its registration statement on Form SB‑2 (Registration Statement No. 333-149047) (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") on February 4, 2008.  The Registration Statement is being withdrawn because the Company is no longer eligible to register shares using this registration statement format.  No securities were sold in connection with the offering.

            The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

            The Registrant requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments relating to this request for withdrawal, please contact me at 770-242-8723.

Sincerely,

SPECTRX, INC.

/s/ Mark L. Faupel

Mark L. Faupel, Ph.D.
Chief Executive Officer